GRUPO
HERDEZ.

04046863

RECEIVED
SEC MAIL PROCESSING
NOV 24 2004
WASH. D.C. 202 SECTION

November 22, 2004.

82-3818

SUPPL

SECURITIES AND EXCHANGE COMMISSION.
DIVISION OF CORPORATION FINANCE.
OFFICE OF INTERNATIONAL CORPORATE FINANCE
STOP 3-2
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

Dear Sirs.:

Attached you will find a copy of Consolidated Financial Statement corresponding to the 3th Quarter 2004, as of September 30, 2004 and 2003. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal **FAX NUMBER 52 01 57 97**
Mexico, city.

If you have any questions, please let me know.

Regards.

ERNESTO RAMOS ORTIZ.

PROCESSED
DEC 29 2004
THOMSON
FINANCIAL

12/21

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED BALANCE SHEET

AS OF SEPTEMBER 30, 2004 AND 2003

(Thousands of Pesos)

REF S	CONCEPTS	2004		2003	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**4,247,307**	**100**	**4,711,027**	**100**
2	**CURRENT ASSETS**	**2,088,205**	**49**	**2,350,302**	**50**
3	CASH AND SHORT TERM INVESTMENTS	79,342	2	38,983	1
4	ACCOUNTS RECEIVABLE (NET)	736,964	17	728,492	15
5	OTHER RECEIVABLES (NET)	208,473	5	301,688	6
6	INVENTORIES	1,004,187	24	1,113,481	24
7	OTHER CURRENT ASSETS	59,239	1	167,658	4
8	**LONG-TERM**	**163,869**	**4**	**132,766**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	-	-	-	-
10	INVESTMENT IN COMMON STOCK OF ASSOCIATED COMPANIES	163,869	4	132,766	3
11	OTHER INVESTMENTS	-	-	-	-
12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**1,729,282**	**41**	**1,936,126**	**41**
13	PROPERTY	821,289	19	783,011	17
14	MACHINERY AND INDUSTRIAL EQUIPMENT	1,776,806	42	1,683,669	36
15	OTHER EQUIPMENT	182,935	4	173,617	4
16	ACCUMULATED DEPRECIATION	1,185,974	28	1,083,432	23
17	CONSTRUCTION IN PROGRESS	134,226	3	379,261	8
18	**DEFERRED ASSETS (NET)**	**265,951**	**6**	**291,833**	**6**
19	**OTHER ASSETS**	-	-	-	-
20	**TOTAL LIABILITIES**	**2,130,748**	**100**	**2,588,054**	**100**
21	**CURRENT LIABILITIES**	**883,421**	**41**	**811,140**	**31**
22	TRADE ACCOUNTS PAYABLE	367,004	17	371,670	14
23	BANK LOANS	399,310	19	351,186	14
24	STOCK MARKET LOANS	-	-	-	-
25	TAXES PAYABLE	47,666	2	8,700	0
26	OTHER CURRENT LIABILITIES	69,441	3	79,584	3
27	**LONG-TERM LIABILITIES**	**971,696**	**46**	**1,362,632**	**53**
28	BANK LOANS	971,696	46	1,362,632	53
29	STOCK MARKET LOANS	-	-	-	-
30	OTHER LOANS	-	-	-	-
31	**DEFERRED LOANS**	**250,691**	**12**	**394,715**	**15**
32	**OTHER LIABILITIES**	**24,940**	**1**	**19,567**	**1**
33	**CONSOLIDATED STOCKHOLDERS' EQUITY**	**2,116,559**	**100**	**2,122,973**	**100**
34	**MINORITY INTEREST**	**580,112**	**27**	**490,646**	**23**
35	**MAJORITY INTEREST**	**1,536,447**	**73**	**1,632,327**	**77**
36	**CONTRIBUTED CAPITAL**	**1,033,001**	**49**	**1,031,487**	**49**
37	COMMON STOCK (NOMINAL)	422,237	20	421,341	20
38	RESTATEMENT OF COMMON STOCK	416,105	20	415,475	20
39	ADDITIONAL PAID-IN CAPITAL	194,659	9	194,671	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-	-	-	-
41	**CAPITAL INCREASE (DECREASE)**	**503,446**	**24**	**600,840**	**28**
42	RETAINED EARNINGS AND CAPITAL RESERVE	2,471,234	117	2,412,550	114
43	REPURCHASE FUND OF SHARES	175,084	8	172,427	8
44	DEFICIT FROM RESTATEMENT	(2,108,575)	(100)	(2,017,981)	(95)
45	NET INCOME FOR THE YEAR	(34,297)	(2)	33,844	2

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED BALANCE SHEET

BREAKDOWN OF MAIN CONCEPTS

AS OF SEPTEMBER 30, 2004 AND 2003

(Thousands of Pesos)

REF S	CONCEPTS	2004		2003	
		Amount	%	Amount	%
3	**CASH AND SHORT TERM INVESTMENTS**	**79,342**	**100**	**38,983**	**100**
46	CASH	-	-	-	-
47	SHORT-TERM INVESTMENTS	79,342	100	38,983	100
18	**DEFERRED ASSETS (NET)**	**265,951**	**100**	**291,833**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	-	-	-	-
49	GOODWILL	202,775	100	211,605	100
50	DEFERRED TAXES	-	-	-	-
51	OTHERS	63,176	100	80,228	100
21	**CURRENT LIABILITIES**	**883,421**	**100**	**811,140**	**100**
52	FOREIGN CURRENCY LIABILITIES	109,614	12	117,770	15
53	MEXICAN PESOS LIABILITIES	773,807	88	693,370	85
24	**STOCK MARKET LOANS**	**-**	**100**	**-**	**100**
54	COMMERCIAL PAPER	-	-	-	-
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	-	-	-	-
56	CURRENT MATURITIES OF BONDS	-	-	-	-
26	**OTHER CURRENT LIABILITIES**	**69,441**	**100**	**79,584**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	-	-	-	-
58	OTHER CURRENT LIABILITIES WITHOUT COST	69,441	100	79,584	100
27	**LONG-TERM LIABILITIES**	**971,696**	**100**	**1,362,632**	**100**
59	FOREIGN CURRENCY LIABILITIES	213,446	22	338,845	25
60	MEXICAN PESOS LIABILITIES	758,250	78	1,023,787	75
29	**STOCK MARKET LOANS**	**-**	**100**	**-**	**100**
61	BONDS	-	-	-	-
62	MEDIUM TERM NOTES	-	-	-	-
30	**OTHER LOANS**	**-**	**100**	**-**	**100**
63	OTHER LOANS WITH COST	-	-	-	-
64	OTHER LOANS WITHOUT COST	-	-	-	-
31	**DEFERRED LOANS**	**250,691**	**100**	**394,715**	**100**
65	NEGATIVE GOODWILL	-	-	-	-
66	DEFERRED TAXES	250,691	100	394,715	100
67	OTHERS	-	-	-	-
32	**OTHER LIABILITIES**	**24,940**	**100**	**19,567**	**100**
68	RESERVES	24,940	100	19,567	100
69	OTHERS LIABILITIES	-	-	-	-
44	**DEFICIT FROM RESTATEMENT**	**(2,108,575)**	**100**	**(2,017,981)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	-	-	-	-
71	INCOME FROM NON-MONETARY POSITION ASSETS	(2,108,575)	100	(2,017,981)	100

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED BALANCE SHEET

OTHER CONCEPTS

AS OF SEPTEMBER 30, 2004 AND 2003

(Thousands of Pesos)

REFS	CONCEPTS	2004 Amount	2003 Amount
72	WORKING CAPITAL	1,204,784	1,539,162
73	PENSIONS FUND AND SENIORITY PREMIUMS	11,716	12,553
74	EXECUTIVES (*)	16	16
75	EMPLOYEES (*)	2,313	2,374
76	WORKERS (*)	2,576	2,855
77	OUTSTANDING ORDINARY SHARES (*)	421,968,363	421,073,663
78	REPURCHASED SHARES (*)	10,031,637	10,926,337

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT
YTD SEPTEMBER 2004 vs YTD SEPTEMBER 2003
(Thousands of Pesos)

REF R	CONCEPTS	YTD SEPTEMBER 2004		YTD SEPTEMBER 2003	
		Amount	%	Amount	%
1	**NET SALES**	**3,809,420**	**100**	**3,621,864**	**100**
2	COST OF SALES	2,393,468	63	2,198,510	61
3	**GROSS PROFIT**	**1,415,952**	**37**	**1,423,354**	**39**
4	OPERATING EXPENSES	1,135,802	30	1,175,390	32
5	**OPERATING INCOME**	**280,150**	**7**	**247,964**	**7**
6	COMPREHENSIVE FINANCING COST	62,754	2	91,678	3
7	**INCOME AFTER COMPREHENSIVE FINANCING COST**	**217,396**	**6**	**156,286**	**4**
8	OTHER EXPENSE (INCOME)	8,510	0	(3,115)	(0)
9	**INCOME BEFORE TAXES AND PROFIT SHARING**	**208,886**	**5**	**159,401**	**4**
10	RESERVE FOR INCOME TAXES AND PROFIT SHARING	83,675	2	57,279	2
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**125,211**	**3**	**102,122**	**3**
12	EQUTIY IN EARNINGS OF ASSOCIATED COMPANIES	4,025	0	1,514	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**129,236**	**3**	**103,636**	**3**
14	INCOME OF DISCONTINUOUS OPERATIONS	-	-	-	-
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**129,236**	**3**	**103,636**	**3**
16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	90,850	2	-	-
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	-	-	-	-
18	**NET INCOME**	**38,386**	**1**	**103,636**	**3**
19	MINORITY INCOME	72,683	2	69,792	2
20	**MAJORITY INCOME**	**(34,297)**	**(1)**	**33,844**	**1**

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

YTD SEPTEMBER 2004 vs YTD SEPTEMBER 2003

(Thousands of Pesos)

REF R	CONCEPTS	YTD SEPTEMBER 2004		YTD SEPTEMBER 2003	
		Amount	%	Amount	%
1	**NET SALES**	**3,809,420**	**100**	**3,621,864**	**100**
21	DOMESTIC	3,540,372	93	3,372,241	93
22	FOREIGN	269,048	7	249,623	7
23	TRANSLATED INTO DOLLARS (***)	23,533	1	22,025	1
6	**COMPREHENSIVE FINANCING COST**	**62,754**	**100**	**91,678**	**100**
24	INTEREST EXPENSE	88,653	141	98,821	108
25	FOREING EXCHANGE LOSS	(239)	(0)	11,111	12
26	INTEREST INCOME	2,017	3	5,450	6
27	FOREING EXCHANGE GAIN	-	-	-	-
28	MONETARY POSITION GAIN	(23,643)	(38)	(12,804)	(14)
42	UDIS RESTATEMENT LOSS	-	-	-	-
43	UDIS RESTATEMENT GAIN	-	-	-	-
8	**OTHER EXPENSE (INCOME)**	**8,510**	**100**	**(3,115)**	**100**
29	OTHER NET EXPENSES (INCOME), NET	8,510	100	(3,115)	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	-	-	-	-
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	-	-	-	-
10	**RESERVE FOR INCOME TAXES AND PROFIT SHARING**	**83,675**	**100**	**57,279**	**100**
32	INCOME TAX	124,586	149	65,167	114
33	DEFERRED INCOME TAX	(40,911)	(49)	(7,888)	(14)
34	WORKERS' PROFIT SHARING	-	-	-	-
35	DEFERRED WORKERS' PROFIT SHARING	-	-	-	-

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

YTD SEPTEMBER 2004 vs YTD SEPTEMBER 2003

(Thousands of Pesos)

REF R	CONCEPTS	YTD SEPTEMBER 2004 Amount	YTD SEPTEMBER 2003 Amount
36	TOTAL SALES	4,211,442	4,100,002
37	NET INCOME OF THE YEAR	377,533	191,666
38	NET SALES (**)	5,457,014	5,124,657
39	OPERATING INCOME (**)	370,788	395,902
40	MAJORITY NET INCOME (**)	(9,309)	94,718
41	NET INCOME (**)	87,425	208,169

(**) LAST TWELVE MONTHS

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

YTD SEPTEMBER 2004 vs YTD SEPTEMBER 2003

(Thousands of Pesos)

REF C	CONCEPTS	YTD SEPTEMBER 2004 Amount	YTD SEPTEMBER 2003 Amount
1	**NET INCOME**	**38,386**	**103,636**
2	+(-) NON-CASH ITEMS	141,018	94,480
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**179,404**	**198,116**
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	245,253	(224,109)
5	**NET RESOURCES PROVIDED BY OPERATING ACTIVITIES**	**424,657**	**(25,993)**
6	CASH FLOW FROM EXTERNAL FINANCING	(369,195)	241,672
7	CASH FLOW FROM INTERNAL FINANCING	748	(173,342)
8	**NET RESOURCES PROVIDED BY (USED IN) FINANCING ACTIVITIES**	**(368,447)**	**68,330**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(46,052)**	**(167,456)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT TERM INVESTMENTS	10,158	(125,119)
11	CASH AND SHORT TERM INVESTMENTS AT THE BEGINNING OF PERIOD	69,184	164,102
12	CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD	79,342	38,983

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

YTD SEPTEMBER 2004 vs YTD SEPTEMBER 2003

(Thousands of Pesos)

REF C	CONCEPTS	YTD SEPTEMBER 2004 Amount	YTD SEPTEMBER 2003 Amount
2	**+(-) NON-CASH ITEMS**	**141,018**	**94,480**
13	DEPRECIATION AND AMORTIZATION	90,477	92,064
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	4,086	-
15	+ (-) FOREIGN EXCHANGE LOSS (GAIN)	(239)	11,111
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES RESTATEMENT	-	-
17	+ (-) OTHER ITEMS	(44,156)	(8,695)
40	+ (-) OTHER ITEMS NOT RELATED TO EBITDA	90,850	-
4	**CASH FLOW FROM CHANGES IN WORKING CAPITAL**	**245,253**	**(224,109)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	216,603	89,684
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(95,176)	(233,104)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	95,565	58,545
21	+ (-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	13,399	51,330
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	14,862	(190,564)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(369,195)**	**241,672**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(84,454)	(11,008)
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	(284,741)	252,680
25	+ DIVIDEND RECEIVED	-	-
26	+ OTHER FINANCING	-	-
27	(-) BANK FINANCING AMORTIZATION	-	-
28	(-) STOCK MARKET LOANS AMORTIZATION	-	-
29	(-) OTHER FINANCING AMORTIZATION	-	-
7	**CASH FLOW FROM INTERNAL FINANCING**	**748**	**(173,342)**
30	+ (-) PURCHASES OF COMPANY'S COMMON STOCK	3,198	-
31	(-) DIVIDENDS PAID	(2,450)	(173,342)
32	+ ADDITIONAL PAID-IN CAPITAL	-	-
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	-	-
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(46,052)**	**(167,456)**
34	+ (-) INVESTMENTS IN COMMON STOCK	-	(10,142)
35	(-) PURCHASES OF PROPERTY, PLANT AND EQUIPMENT	(15,973)	(73,128)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	(30,079)	(76,344)
37	+ SALE OF OTHER PERMANENT INVESTMENTS	-	-
38	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	-	-
39	+ (-) OTHER ITEMS	-	(7,842)

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
RATIOS
CONSOLIDATED

REF P	CONCEPTS	YTD SEPTEMBER 2004		YTD SEPTEMBER 2003	
	YIELD				
1	NET INCOME TO NET SALES	1.01	%	2.86	%
2	NET INCOME TO STOCKHOLDERS' EQUITY (**)	-0.61	%	5.80	%
3	NET INCOME TO TOTAL ASSETS (**)	2.06	%	4.42	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	43.90	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	61.59	%	12.35	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.28	times	1.09	times
7	NET SALES TO FIXED ASSETS (**)	3.16	times	2.65	times
8	INVENTORIES ROTATION (**)	3.35	times	3.05	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	45	days	47	days
10	INTEREST EXPENSE TO TOTAL LIABILITIES WITH COST (**)	7.36	%	8.35	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	50.17	%	54.94	%
12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.01	times	1.22	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	15.16	%	17.64	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	56.19	%	70.38	%
15	OPERATING INCOME TO INTEREST EXPENSE	3.16	times	2.51	times
16	NET SALES TO TOTAL LIABILITIES (**)	2.56	times	1.98	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.36	times	2.90	times
18	LIABILITIES	1.23	times	1.52	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.98	times	0.91	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	8.98	%	4.81	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	4.71	%	5.47	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	6.44	%	-6.19	%
23	CASH GENERATED (USED) IN OPERATING ACTIVITIES TO INTEREST EXPENSE	4.79	times	-0.26	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING ACTIVITIES	100.20	%	353.68	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING ACTIVITIES	-0.20	%	-253.68	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	34.68	%	43.67	%
(**) LAST TWELVE MONTHS					

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
DATA PER SHARE

REF D	CONCEPTS	YTD SEPTEMBER 2004		YTD SEPTEMBER 2003	
		Amount		Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	($0.02		$ 0.22	
2	BASIC PROFIT PER PREFERENT SHARE (**)	-		-	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	-		-	
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE(**)	$ 0.19		$ 0.22	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	-		-	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	($0.21		-	
7	EFFECT BY CHANGES IN ACCOUNTING PRINCIPLES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	-		-	
8	BOOK VALUE PER SHARE	$ 3.64		$ 3.88	
9	CASH DIVIDEND ACCUMULATED PER SHARE	-		$ 0.17	
10	STOCK DIVIDEND PER SHARE	-	shares	-	shares
11	MARKET PRICE TO BOOK VALUE	1.37	times	0.87	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	(226.65)	times	14.94	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	-	times	-	times

(**) USING LAST TWELVE MONTHS NET INCOME

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT

3TH. QUARTER 2004 vs 3TH. QUARTER 2003

(Thousands of Pesos)

REF T	CONCEPTS	3TH. QUARTER 2004		3TH. QUARTER 2003	
		Amount	%	Amount	%
1	**NET SALES**	**1,379,376**	**100**	**1,228,352**	**100**
2	COST OF SALES	865,291	63	756,224	62
3	**GROSS PROFIT**	**514,085**	**37**	**472,128**	**38**
4	OPERATING EXPENSES	396,257	29	438,650	36
5	**OPERATING INCOME**	**117,828**	**9**	**33,478**	**3**
6	COMPREHENSIVE FINANCING COST	15,863	1	31,368	3
7	**INCOME AFTER COMPREHENSIVE FINANCING COST**	**101,965**	**7**	**2,110**	**0**
8	OTHER EXPENSE (INCOME)	6,417	0	13,847	1
9	**INCOME BEFORE TAXES AND PROFIT SHARING**	**95,548**	**7**	**(11,737)**	**(1)**
10	RESERVE FOR INCOME TAXES AND PROFIT SHARING	39,223	3	(1,851)	(0)
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**56,325**	**4**	**(9,886)**	**(1)**
12	EQUTIY IN EARNINGS OF ASSOCIATED COMPANIES	875	0	(1,049)	(0)
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**57,200**	**4**	**(10,935)**	**(1)**
14	INCOME OF DISCONTINUOUS OPERATIONS	-	-	-	-
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**57,200**	**4**	**(10,935)**	**(1)**
16	EXTRAORDINARY ITEMS, NET EXPENSES (INCOME)	-	-	-	-
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	-	-	-	-
18	**NET INCOME**	**57,200**	**4**	**(10,935)**	**(1)**
19	MINORITY INCOME	34,389	2	18,806	2
20	**MAJORITY INCOME**	**22,811**	**2**	**(29,741)**	**(2)**

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS
CONSOLIDATED INCOME STATEMENT
BREAKDOWN OF MAIN CONCEPTS
3TH. QUARTER 2004 vs 3TH. QUARTER 2003
(Thousands of Pesos)

REF T	CONCEPTS	3TH. QUARTER 2004		3TH. QUARTER 2003	
		Amount	%	Amount	%
1	**NET SALES**	**1,379,376**	**100**	**1,228,352**	**100**
21	DOMESTIC	1,289,209	93	1,160,924	95
22	FOREIGN	90,167	7	67,428	5
23	TRANSLATED INTO DOLLARS (***)	7,939	1	5,875	0
6	**COMPREHENSIVE FINANCING COST**	**15,863**	**100**	**31,368**	**100**
24	INTEREST EXPENSE	29,914	189	26,547	85
25	FOREING EXCHANGE LOSS	-	-	13,574	43
26	INTEREST INCOME	742	5	1,540	5
27	FOREING EXCHANGE GAIN	3,689	23	-	-
28	MONETARY POSITION GAIN	(9,620)	(61)	(7,213)	(23)
8	**OTHER EXPENSE (INCOME)**	**6,417**	**100**	**13,847**	**100**
29	OTHER NET EXPENSES (INCOME), NET	6,417	75	13,847	(445)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	-	-	-	-
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	-	-	-	-
10	**RESERVE FOR INCOME TAXES AND PROFIT SHARING**	**39,223**	**100**	**(1,851)**	**100**
32	INCOME TAX	54,577	139	-	-
33	DEFERRED INCOME TAX	(15,354)	(39)	(1,851)	100
34	WORKERS' PROFIT SHARING	-	-	-	-
35	DEFERRED WORKERS' PROFIT SHARING	-	-	-	-

GRUPO HERDEZ, S.A. DE C.V. Y SUBSIDIARIAS

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THE MARKET STOCK EXCHANGE CORRESPONDING TO THE PERIOD BETWEEN 1 OF JANUARY TO 30 OF SEPTEMBER OF 2004 AND ITS COMPARATIVE 2003 IS THAT OBTAINED FROM OUR AUTHORIZE ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASIS AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

LIC. HÉCTOR HERNÁNDEZ PONS T.
PRESIDENTE Y DIRECTOR GENERAL.

C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR EJECUTIVO DE ADMINISTRACIÓN Y FINANZAS.

MÉXICO, D.F. NOVEMBER 5 OF 2004.

RELATIONS OF SHARES INVESTMENTS
ANNEX 3

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP	ACQUISITION COST	PRESENT VALUE
SUBSIDIARIES					
HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	300,000,000	100	91,310	641,260
MCCORMICK DE MEXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50	163,603	371,728
GRUPO BUFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	100	38,465	110,734
MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	95	12,427	19,742
YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	33,281,111	100	73,575	30,864
HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	1,000,000	50	29,782	62,251
ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	100	11,060	61,246
ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V.	PROD VEGET DESHIDRAT	5,388,187	100	35,459	35,047
HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACION DE PROD MAR	40,050	100	40,000	29,439
SOCIEDAD DE DESARROLLO AGRICOLA, S.A. DE C.V.	PRODUCC AGROPECUARIA, FORESTAL Y APIC	4,550,000	50	39,775	29,525
BARILLA MEXICO, S.A. DE C.V.	IMPORT DE PASTAS Y SALSAS	117,748,096	50	88,874	146,061
TOTAL INVESTMENT IN SUBSIDIARIES				624,330	1,537,897
OTRAS AFILIADAS		1	0	62,494	163,869
				62,494	163,869
T O T A L				686,824	1,701,766

CREDITS BREAK DOWN
ANNEX 5

Credit Type / Institution	Amortization Date	Interest Rate	Denominated in pesos		Amortization of Credits in Foreign Currency with National Entities (Thousand Pesos)						Amortization of Credits in Foreign Currency with Foreign Entities (Thousand Pesos)					
			Short Term	Long Term	Current Year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year	Current Year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year
BANKS (3)																
BANCOMER	16/11/2004	9.08	5,000	0												
BANCOMER	16/11/2004	9.08	10,000	0												
BANCOMER 1	31/01/2006	9.02	50,000	25,000												
G.E. CAPITAL 1	29/08/2008	4.51	0	0	6,264	18,791	25,054	25,054	18,792							
G.E. CAPITAL 2	29/08/2008	4.51	0	0	7,971	23,916	31,887	31,887	23,917							
INBURSA	16/10/2004	9.35	5,000	0												
INBURSA	11/12/2007	9.27	0	51,000												
INBURSA	29/10/2004	9.35	24,000	0												
INBURSA	18/03/2007	10.5	0	100,000												
INBURSA	25/07/2007	4.44	0	0				34,165								
INBURSA	26/10/2004	9.35	20,000	0												
INBURSA	26/10/2004	9.35	15,000	0												
INBURSA	26/10/2004	9.35	29,000	0												
INBURSA	25/06/2008	9.27	0	55,000												
INBURSA	18/03/2007	9.27	0	130,000												
INBURSA 1	01/06/2008	9.27	15,000	85,000												
INBURSA 2	01/06/2008	9.27	15,000	85,000												
INBURSA 3	01/06/2008	9.27	3,000	22,000												
INBURSA 4	01/06/2008	10	10,500	61,500												
IXE	11/11/2004	10.75	6,000	0												
SCOTIABANK INVERLAT	19/10/2004	9.1	25,000	0												
SCOTIABANK INVERLAT	19/10/2004	9.1	28,000	0												
SCOTIABANK INVERLAT 1	30/09/2008	9.12	25,000	75,000												
SCOTIABANK INVERLAT 2	30/06/2008	9.12	25,000	68,750												
BBVA BANCOMER ESPAÑA	09/05/2008	3.18	0	0							3,327	5,099	7,006	7,251	8,433	
BBVA BANCOMER ESPAÑA	17/09/2004	3.18	0	0							23,442					
TOTAL BANKS			310,500	758,250	14,235	42,707	56,941	91,106	42,709	0	26,769	5,099	7,006	7,251	8,433	0
SUPPLIERS			351,133	0							15,871					
TOTAL SUPPLIERS			351,133	0	0	0	0	0	0	0	15,871	0	0	0	0	0
Other Current Liabilities and Credits																
Other Payable Accounts			64,508	0							4,933					
TOTAL			726,141	758,250	14,235	42,707	56,941	91,106	42,709	0	47,573	5,099	7,006	7,251	8,433	0

MONETARY POSITION IN FOREIGN CURRENCY

ANNEX 6

	DOLLARS		OTHER CURR.		TOTAL
FOREIGN MONETARY POSITION	TH. DOLL.	TH. PESOS	TH. O.C.	TH. PESOS	TH. PESOS
TOTAL ASSETS	5,616	63,957	4,480	63,365	127,322
TOTAL LIABILITIES	23,315	265,524	4,068	57,536	323,060
SHORT TERM	6,565	74,764	2,464	34,850	109,614
LONG TERM	16,750	190,760	1,604	22,686	213,446
NET BALANCE	-17,699	-201,567	412	5,829	-195,738

THE EXCHANGE RATE FOR 1 DOLLAR IS $11.3884

THE EXCHANGE RATE FOR 1 EURO IS $14.144

INTEGRATION AND CALCULATION OF MONETARY POSITION

ANNEX 7

Month	Monetary Assets	Monetary Liabilities	Monetary Position	Monthly Inflation	Monthly Result
January	2,337,978	3,003,572	-665,594	0.01	4,191
February	2,084,585	2,812,525	-727,941	0.01	4,362
March	1,876,194	2,679,039	-802,845	0.01	2,691
April	1,990,937	2,666,484	-675,547	0.01	1,029
May	2,063,413	2,846,728	-783,315	-0.01	-2,068
June	2,007,470	2,732,951	-725,480	0.01	1,179
July	1,985,696	2,693,194	-707,497	0.01	1,868
August	1,886,663	2,645,052	-758,390	0.01	4,698
September	1,961,284	2,762,098	-800,814	0.01	5,693
October					0
November					0
December					0
Actualization:					0
Capitalization:					0
Foreign Corp.:					0
Other					0
T O T A L					23,643

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION %
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	77
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	82
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	70
PLANTA S.L.P. DUQUE DE HERDE	FAB PASTAS	19,260	85
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	58
PLANTA YAVAROS	ENLATADO DE SARDINA	800	60
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	80
PLANTA VALLEJO	FAB DE CREMAS, JABONES	500	30
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

MAIN RAW MATERIALS

ANNEX 10

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION %
	VASO		VITROCRISA		2.21
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.49
	ETIQUETA		LITOPLAS		2.16
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		10.81
	FRASCO		VIDRIERA QUERETARO		10.91
	PLASTICOS		LITOPLAS		0.53
	TETRAPAK		TETRAPAK		0.4
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.4
	ACEITE DE SOYA		ACEITES CARGILL		9.39

SALES DISTRIBUTION BY PRODUCT							
ANNEX 11							
DOMESTIC SALES							
	TOTAL PRODUCTION		NET SALES				
MAIN PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	MARKET SHARE	TRADEMARKS	CUSTOMERS
SALSAS Y ADEREZOS	13,413	1,055,989	10,965	1,832,167		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	4,300	262,119	4,018	418,898		DOÑA MARIA	COMERCIAL MEXICANA
VEGETALES	1,496	207,415	2,602	402,506		MCCORMICK	GIGANTE
MARISCOS Y CARNES	1,660	231,347	1,830	451,120		CARLOTA	SORIANA
VARIOS	100	12,672	189	73,344		YAVAROS	ISSSTE
PASTAS Y SALSAS	7,682	218,419	8,496	362,337		BUFALO	
						BARILLA	
						YEMINA	
T O T A L		1,987,961		3,540,372			
	NET SALES						
	VOLUME	AMOUNT					
SALSAS Y ADEREZOS	1,902	203,193	USA	HERDEZ			
JUGOS FRUTAS Y POST	55	9,197	CENTROAMERICA	DOÑA MARIA			
VEGETALES	506	43,483	SUDAMERICA	BUFALO			
MARISCOS Y CARNES	84	12,611	EUROPA				
VARIOS	3	564					
T O T A L		269,048					

INTEGRATION OF THE PAID SOCIAL CAPITAL

CHARACTERISTICS OF THE SHARES

			Number of Shares				Capital Stock	
Series	Nominal Value	Valid Cupon	Fixed Portion	Variable Portion	Mexicans	Free Suscription	Fixed	Variable
*	0	0	43,200,000	378,768,363	278,091,872	143,876,491	43,227	379,010
			43,200,000	378,768,363	278,091,872	143,876,491	43,227	379,010

	Repurchased Shares		
Series	Number of Shares	Repurchase Price	Market Value
*	10,031,637	3.08538	5.0000